Exhibit 14.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333- 92491 and No. 333-102288) filed with the Securities and Exchange Commission pertaining to the 1995 Israel stock option Plan, 1997 Stock Option Plan and 1998 Non-Employee Director Share Option Plan and pertaining to the 2000 Stock Option Plan of NUR Macroprinters Ltd., of our report dated March 30, 2004, with respect to the consolidated financial statements and schedules of NUR Macroprinters Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2003.

Tel-Aviv, Israel March 30, 2004
Yours truly,

/s/ KOST FORER & GABBAY A Member of Ernst & Young Global